Exhibit 21.1

Subsidiaries of InnerWorkings, Inc.

Name of Subsidiary	State of Organization

Applied Graphics, Inc.	Hawaii
Insight, LLC	Delaware
Graphography Limited LLC	New York
Corporate Edge, Inc.	New Jersey